As filed with the Securities and Exchange Commission on October 30, 2001


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                               Capital Trust, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    14052H100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Michael L. Zuppone, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 318-6906
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 January 7, 2001
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 2 of 12 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Callahan-CT General Partnership

--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) |_|
2                                                                        (B) |X|

--------------------------------------------------------------------------------
       SEC USE ONLY
3

--------------------------------------------------------------------------------
       SOURCE OF FUNDS
4
             OO

--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|
5

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
6

               Illinois

--------------------------------------------------------------------------------
    NUMBER OF
     SHARES      7    SOLE VOTING POWER
  BENEFICIALLY
    OWNED BY              209,711
      EACH
    REPORTING  -----------------------------------------------------------------
     PERSON
      WITH       8    SHARED VOTING POWER

                          0
               -----------------------------------------------------------------

                 9    SOLE DISPOSITIVE POWER

                          209,711

               -----------------------------------------------------------------

                 10   SHARED DISPOSITIVE POWER

                          0

-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             209,711
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| 12

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13           1.1%

--------------------------------------------------------------------------------
       TYPE  OF REPORTING PERSON
14           PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 3 of 12 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Timothy H. Callahan

--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) |_|
2                                                                        (B) |X|

--------------------------------------------------------------------------------
       SEC USE ONLY
3

--------------------------------------------------------------------------------
       SOURCE OF FUNDS
4
             OO

--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|
5

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
6

               United States of America

--------------------------------------------------------------------------------
    NUMBER OF
     SHARES      7    SOLE VOTING POWER
  BENEFICIALLY
    OWNED BY              0
      EACH
    REPORTING  -----------------------------------------------------------------
     PERSON
      WITH       8    SHARED VOTING POWER

                          209,711
               -----------------------------------------------------------------

                 9    SOLE DISPOSITIVE POWER

                          0

               -----------------------------------------------------------------

                 10   SHARED DISPOSITIVE POWER

                          209,711

-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             209,711
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| 12

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13           1.1%

--------------------------------------------------------------------------------
       TYPE  OF REPORTING PERSON
14           IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 4 of 12 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Meg Siegler Callahan

--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) |_|
2                                                                        (B) |X|

--------------------------------------------------------------------------------
       SEC USE ONLY
3

--------------------------------------------------------------------------------
       SOURCE OF FUNDS
4
             OO

--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|
5

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
6

               United States of America

--------------------------------------------------------------------------------
    NUMBER OF
     SHARES      7    SOLE VOTING POWER
  BENEFICIALLY
    OWNED BY              0
      EACH
    REPORTING  -----------------------------------------------------------------
     PERSON
      WITH       8    SHARED VOTING POWER

                          209,711
               -----------------------------------------------------------------

                 9    SOLE DISPOSITIVE POWER

                          0

               -----------------------------------------------------------------

                 10   SHARED DISPOSITIVE POWER

                          209,711

-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             209,711
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| 12

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13           1.1%

--------------------------------------------------------------------------------
       TYPE  OF REPORTING PERSON
14           IN

--------------------------------------------------------------------------------

----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 5 of 12 Pages
----------------------                                    ----------------------



Item 1.    Security and Issuer.
           -------------------

        The title of the class of equity securities to which this statement relates is Class A Common Stock, par value $0.01 per share ("Class A Common Stock") of Capital Trust, Inc., a Maryland corporation (the "Issuer"). The principal executive office of the Issuer is located at 410 Park Avenue, 14th Floor, New York, New York 10022.

Item 2.    Identity and Background.
           -----------------------

        This Schedule 13D is filed by the Reporting Persons (as defined below) pursuant to Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

           The Reporting Persons are:

               (i) Callahan-CT General Partnership, an Illinois general partnership ("Callahan-CT");

               (ii) Mr. Timothy H. Callahan ("Callahan"), who is a general partner of Callahan-CT; and

               (iii)Ms. Meg Siegler Callahan ("Siegler Callahan"), who is a
                    general partner of Callahan-CT.

        Callahan and Siegler Callahan are the sole general partners of Callahan-CT.

        Callahan-CT:
        -----------

           (a) Name: Callahan-CT General Partnership

           (b) Address of Principal Place of Business and Office: 281 Roger Williams Avenue, Highland Park, IL 60035

           (c) Principal Business: To hold investments

           (d) State of Organization: Illinois

        Callahan:
        --------

           (a) Name: Timothy H. Callahan

           (b) Address: 281 Roger Williams Avenue, Highland Park, IL 60035

           (c) Occupation: President and Chief Executive Officer, Equity Office Properties Trust

           (d) Callahan is a United States citizen.

----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 6 of 12 Pages
----------------------                                    ----------------------



        Siegler Callahan:
        ----------------

           (a) Name: Meg Siegler Callahan

           (b) Address: 281 Roger Williams Avenue, Highland Park, IL 60035

           (c) Occupation: N/A

           (d) Siegler Callahan is a United States citizen.

        None of the Reporting Persons, during the past five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

        Upon consummation of the Separation Transaction (as defined below), Callahan-CT acquired direct beneficial ownership of 209,711 shares of Class A Common Stock that were previously directly beneficially owned by VFC (as defined below), a number of shares equal to the number of shares in which Callahan held a pecuniary interest prior to such transaction. Callahan-CT acquired its shares of Class A Common Stock as a capital contribution to such partnership made by VFC in consideration of VFC's partnership interest in such partnership. Such partnership interest was subsequently distributed and assigned to Callahan and Siegler Callahan (the sole current partners admitted into Callahan-CT) in connection with the redemption of such current partners' limited liability company interests then held in VFC as described in Item 5.

Item 4.    Purpose of Transaction.
           ----------------------

        On March 8, 2000, the Issuer entered into a strategic relationship with Citigroup Investments Inc., a Delaware corporation ("CIG"), pursuant to which, among other things, their respective affiliates would co-sponsor, commit to invest capital in and manage high yield commercial real estate mezzanine investment opportunity funds ("Mezzanine Funds").

        The strategic relationship is governed by a venture agreement, dated as of March 8, 2000, as amended, (the "Venture Agreement"), amongst Travelers Limited Real Estate Mezzanine Investments I, LLC, a Delaware limited liability company ("Limited REMI I"), Travelers General Real Estate Mezzanine Investments II, LLC, a Delaware limited liability company ("General REMI II"), Travelers Limited Real Estate Mezzanine Investments II, LLC, a Delaware limited liability company ("Limited REMI II" and together with Limited REMI I and General REMI II, the "CIG Parties"), CT-F1, LLC, a Delaware limited liability company ("CT-F1"), CT-F2-GP, LLC, a Delaware limited liability company ("CT-F2-GP"), CT-F2-LP, LLC, a Delaware limited liability company ("CT-F2-LP"), CT Investment Management Co., LLC, a Delaware limited liability company ("CTIMCO" and together with CT-F1, CT-F2-GP and CT-F2-LP, the

----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 7 of 12 Pages
----------------------                                    ----------------------



"CT Parties") and the Issuer. The CIG Parties are affiliates of CIG and the CT Parties are wholly owned subsidiaries of the Issuer.

        Pursuant to the Venture Agreement, the Issuer has agreed as soon as possible to take, and submit to stockholders for approval, the steps necessary for it to be taxed as a real estate investment trust ("REIT Tax Matters") on terms mutually satisfactory to the Issuer and the CIG Parties subject to changes in law, acts of God or force majeure, or good faith inability to meet the requisite qualifications.

        In connection with the Venture Agreement, Callahan, Siegler Callahan and Callahan-CT entered into a stockholder approval agreement with General REMI II (the "Stockholder Approval Agreement"). Pursuant to the agreement, each Reporting Person signatory thereto agreed, subject to certain limitations contained therein in the case of any Reporting Person who is an officer or director of the Issuer, to vote its shares of Class A Common Stock in favor of, among other things, any REIT Tax Matter submitted for stockholder approval. A copy of the Stockholder Approval Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

        On March 8, 2000, pursuant to the Venture Agreement, the Issuer issued a stock purchase warrant to purchase 4,250,000 shares of Class A Common Stock which was ultimately transferred to Limited REMI I (the "Limited REMI I Warrant"). In addition, on April 9, 2001, May 29, 2001 and August 7, 2001, pursuant to the Venture Agreement, the Issuer issued stock purchase warrants to purchase, in the aggregate, 4,278,467 shares of Class A Common Stock which were ultimately transferred to General REMI II (the "General REMI II Warrants" and, together with the Limited REMI I Warrant, the "Warrants"). The Warrants were issued in connection with the organization and capitalization of CT Mezzanine Partners I LLC and CT Mezzanine Partners II LP, the first two Mezzanine Funds sponsored pursuant to the Venture Agreement.

        The Reporting Persons intend to hold the shares of Class A Common Stock reported herein for investment purposes, but reserve the right to consider various alternatives for their investment in the Issuer including pursuing or advancing:

        (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
        (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer 's business or corporate structure; (g) any changes in the Issuer 's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of

----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 8 of 12 Pages
----------------------                                    ----------------------



        registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

        Except as described in this Item 4, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any of the foregoing actions. The Reporting Persons' determination with respect to the foregoing actions will depend upon various factors, including, but not limited to, the Reporting Persons' evaluation of the Issuer and its prospects, general market and economic conditions (including conditions affecting the capital market and real estate market in general), other opportunities available to the Reporting Persons and other factors the Reporting Persons may deem relevant to their investment decision.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

        (a) and (b) The aggregate percentage of shares of Class A Common Stock reported beneficially owned by the Reporting Persons as of the date of filing of this Schedule 13D is based upon 18,727,731 shares of Class A Common Stock issued and outstanding as reported in the Issuer's report on Form 10-Q for the fiscal year ended on June 30, 2001, as filed on August 13, 2001.

        Callahan-CT holds of record and thereby directly beneficially owns and has the sole direct power to vote and dispose of 209,711 shares of Class A Common Stock (the "Callahan-CT Shares"). Callahan indirectly beneficially owns and shares the indirect power to vote and dispose of the Callahan-CT Shares. Siegler Callahan indirectly beneficially owns and shares the indirect power to vote and dispose of the Callahan-CT Shares.

        (c)Callahan-CT acquired its shares of Class A Common Stock in December 1999 in a series of coordinated transactions (the "Separation Transaction") pursuant to which beneficial ownership of an aggregate of 1,467,979 of the 9,320,531 shares Class A Common Stock previously directly beneficially owned by Veqtor Finance Company, L.L.C. ("VFC") was transferred to partnerships (the "Other Partnerships") controlled by the former limited partners of Capital Trust Investors Limited Partnership, an Illinois limited partnership and then a managing member of VFC ("CTILP"). The Other Partnerships include: Callahan-CT; Crocker-CT General Partnership, an Illinois general partnership ("Crocker-CT"); DRD Family Partnership LP, an Illinois limited partnership ("Dammeyer-CT"); GRG Investment Partnership LP, a Delaware limited partnership ("Garrabrant-CT"); and Rosenberg-CT General Partnership, an Illinois general partnership ("Rosenberg-CT"). Beneficial ownership of an aggregate of 4,660,264 shares of the 9,320,531 shares of Class A Common Stock previously directly beneficially owned by VFC prior to the Separation Transaction was transferred to CMH Investment Partnership LP, a Delaware limited partnership ("Hatkoff LP") and JRK Investment Partnership LP, a Delaware limited partnership ("Klopp LP"). Each of the Other Partnerships, Hatkoff LP and Klopp LP acquired direct beneficial ownership of such number of shares of Class A Common Stock equal to the number of shares in which the persons currently controlling such partnerships held an indirect pecuniary interest prior to the Separation Transaction. VFC retained direct beneficial ownership of 3,192,888 shares of Class A Common Stock which represents the number of shares in which the persons controlling VFC after the Separation Transaction held an indirect pecuniary interest prior to the Separation Transaction.

----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 9 of 12 Pages
----------------------                                    ----------------------



        The Separation Transaction was effected as follows. On December 2, 1999, CTILP was dissolved whereupon the former partners thereof were distributed their pro rata share of the common member interests in VFC owned by CTILP. Thereafter, on December 6, 1999, the former CTILP partners (or their further assignees) were admitted as members of VFC. After the foregoing dissolution and admission transactions, the members of VFC included Crocker-CT, V2 Holdings LLC, a Delaware limited liability company ("V2"), Zell General Partnership, Inc., an Illinois corporation ("Zell GP"), two affiliates of Zell GP and the persons currently controlling the Other Partnerships.

        Thereafter, on December 6, 1999, VFC and Craig M. Hatkoff ("Hatkoff") formed Hatkoff LP and VFC and John R. Klopp ("Klopp") formed Klopp LP. In connection with such formation transactions, VFC contributed 2,330,132 shares of Class A Common Stock as a capital contribution to each of Hatkoff LP and Klopp LP in consideration of VFC's partnership interest in each such partnership. On December 7, 1999, VFC redeemed the limited liability company interests in VFC held by Hatkoff, a trust established by Hatkoff for the benefit of Hatkoff's family, Klopp and a trust established by Klopp for the benefit of Klopp's family (inasmuch as such persons had succeeded to the limited liability company interests in VFC held by V2 and had been admitted as members of VFC on December 6, 1999 following the earlier dissolution of V2) in exchange for, in the case of Hatkoff and his family trust, a distribution of VFC's entire interest in the previously formed Hatkoff LP (to which a number of shares equal to Hatkoff's indirect pecuniary interest prior to the Separation Transaction had been transferred in connection with the foregoing contribution transactions), and in the case of Klopp and his family trust, a distribution of VFC's interest in the previously formed Klopp LP (to which a number of shares equal to Klopp's indirect pecuniary interest prior to the Separation Transaction had been transferred in connection with the foregoing contribution transactions).

        Thereafter, on December 8, 1999, VFC separately formed the Other Partnerships with the former limited partners of CTILP. In connection with such formation transactions, VFC contributed 209,711, 209,711, 209,711 419,423 and 419,423 shares of Class A Common Stock as a capital contribution to Crocker-CT, Callahan-CT, Dammeyer-CT, Garrabrant-CT and Rosenberg-CT, respectively, in consideration of VFC's partnership interest in each such partnership. Thereafter, on December 9, 1999, VFC redeemed the limited liability company interests in VFC held by the former limited partners of CTILP and their transferees, as applicable (inasmuch as such persons had succeeded to the limited liability company interests in VFC held by CTILP and had been admitted as members of VFC on December 6, 1999 following the earlier dissolution of CTILP), in exchange for a distribution of VFC's entire interest in each of their respective Other Partnerships (to which a number of shares equal to their indirect pecuniary interest prior to the Separation Transaction had been transferred in connection with the foregoing contribution transactions).

        Upon consummation of the Separation Transaction by means of the foregoing transactions, Hatkoff LP, Klopp LP, VFC, Crocker-CT, Callahan-CT, Dammeyer-CT, Garrabrant-CT and Rosenberg-CT acquired (or, in the case of VFC, retained) direct beneficial ownership of such number of shares of Class A Common Stock as is set forth opposite its name or identity below:

----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 10 of 12 Pages
----------------------                                    ----------------------



       -------------------------------------------------------------
       Person                              Shares
       -------------------------------------------------------------

       -------------------------------------------------------------
       Hatkoff LP                           2,330,132
       -------------------------------------------------------------
       Klopp LP                             2,330,132
       -------------------------------------------------------------
       VFC                                  3,192,288
       -------------------------------------------------------------
       Crocker-CT                             209,711
       -------------------------------------------------------------
       Callahan-CT                            209,711
       -------------------------------------------------------------
       Dammeyer-CT                            209,711
       -------------------------------------------------------------
       Garrabrant-CT                          419,423
       -------------------------------------------------------------
       Rosenberg-CT                           419,423
       -------------------------------------------------------------


        As described in Item 4, the Reporting Persons and General REMI II have entered into a Stockholder Approval Agreement governing the voting of Class A Common Stock held by the Reporting Persons. General REMI II and certain of its affiliates, including Limited REMI I, controlling or under common control with General REMI II reported aggregate beneficial ownership of 8,528,467 shares of Class A Common Stock issuable upon the exercise of the currently exercisable Warrants. Such shares represent 31.3% of the outstanding shares of Class A Common Stock (calculated in accordance with Rule 13d-3(d)(1)). The Reporting Persons disclaim beneficial ownership of any shares of Class A Common Stock beneficially owned by General REMI II and its affiliates. General REMI II and its affiliates have disclaimed beneficial ownership of any shares of Class A Common Stock held by the Reporting Persons.

        To the best of knowledge of the Reporting Person, except as described in Items 3, 4 and 5, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the period which commenced sixty days prior to the date of the event which triggered the filing of this Schedule 13D and ends on the date of the filing of this Schedule 13D.

        (d)No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein.

        (e)Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.
           ---------------------------------------------------------------------

        Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Persons and any other person with respect to the securities of the Issuer.

----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 11 of 12 Pages
----------------------                                    ----------------------



Item 7.    Materials to be Filed as Exhibits.
           ---------------------------------


        --------------------------------------------------------------------
        Exhibit No.         Description
        --------------------------------------------------------------------
        1.                  Joint Filing Agreement, dated October 30, 2001
        --------------------------------------------------------------------
        2.                  Stockholder Approval Agreement, dated as of March 8,
                            2000, among Travelers General Real Estate Mezzanine
                            Investments II, LLC, Timothy H. Callahan, Meg
                            Siegler Callahan and Callahan-CT General Partnership
                            (filed as Exhibit P to the Schedule 13D jointly
                            filed by Citigroup Inc. and other reporting persons
                            identified therein on August 17, 2001 and is
                            incorporated herein by reference).
        --------------------------------------------------------------------

                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                     Callahan-CT General Partnership

                                     By: Timothy H. Callahan and Meg Siegler
                                         Callahan, its general partners

                                         /s/ Timothy H. Callahan
                                         --------------------------------
                                         Timothy H. Callahan

                                         /s/ Meg Siegler Callahan
                                         --------------------------------
                                         Meg Siegler Callahan


                                     /s/ Timothy H. Callahan
                                     --------------------------------
                                     TIMOTHY H. CALLAHAN

                                     /s/ Meg Siegler Callahan
                                     --------------------------------
                                     MEG SIEGLER CALLAHAN

                                                                       Exhibit 1

                      CONSENT AND AGREEMENT TO JOINT FILING


        Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned persons does hereby consent to and agree to jointly file with the Securities and Exchange Commission a Schedule 13D on behalf of each of them with respect to their beneficial ownership of shares of class A common stock, par value $.01 per share, of Capital Trust, Inc., a Maryland corporation, and any future amendments thereto as may be required from time to time.


Dated:  October 30, 2001



                                     Callahan-CT General Partnership

                                     By: Timothy H. Callahan and Meg Siegler
                                         Callahan, its general partners


                                         /s/ Timothy H. Callahan
                                         --------------------------------
                                         Timothy H. Callahan

                                         /s/ Meg Siegler Callahan
                                         --------------------------------
                                         Meg Siegler Callahan


                                     /s/ Timothy H. Callahan
                                     --------------------------------
                                     TIMOTHY H. CALLAHAN

                                     /s/ Meg Siegler Callahan
                                     --------------------------------
                                     MEG SIEGLER CALLAHAN